Furnished by Paramount Global
pursuant to Rule 425 under the Securities Act of 1933, as
amended, and pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company:
Paramount Global (SEC File No.: 001-09553)
Date: August 27, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 26, 2024
Paramount Global
(Exact name of registrant as specified in its charter)

Delaware	001-09553	04-2949533
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1515 Broadway
New York,	New York	10036
(Address of principal executive offices)		(Zip Code)
Registrant’s telephone number, including area code: (212) 258-6000
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, $0.001 par value	PARAA	The Nasdaq Stock Market LLC
Class B Common Stock, $0.001 par value	PARA	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 7.01	Regulation FD Disclosure.
On August 26, 2024, the Special Committee of Paramount Global’s Board of Directors issued the press release attached hereto as Exhibit 99.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit Number	Description of Exhibit

99	Press Release of the Special Committee of Paramount’s Board of Directors, dated August 26, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PARAMOUNT GLOBAL

By:	/s/ Caryn K. Groce
	Name:	Caryn K. Groce
	Title:	Executive Vice President,
Acting General Counsel and Secretary

Date: August 27, 2024

Exhibit 99
PARAMOUNT GLOBAL’S SPECIAL COMMITTEE ANNOUNCES END OF “GO-SHOP” PROCESS

NEW YORK, August 26, 2024 – The Special Committee of the Board of Directors (the “Special Committee”) of Paramount Global (NASDAQ: PARA, PARAA) (“Paramount” or “the Company”) today confirmed that it has been informed by Edgar Bronfman, Jr. that the acquisition proposal from his consortium of investors (the “Bronfman Consortium”) has been withdrawn. Therefore, the “Go-Shop” period as defined in the Transaction Agreement with Skydance Media, LLC has concluded with respect to all parties.

During the go-shop period, representatives of the Special Committee contacted more than 50 third parties to determine whether they had an interest in making a proposal to acquire Paramount.

“On behalf of the Special Committee we thank Mr. Bronfman and his investor group for their interest and efforts,” said Charles E. Phillips, Jr., Chair of the Special Committee.

“Having thoroughly explored actionable opportunities for Paramount over nearly eight months, our Special Committee continues to believe that the transaction we have agreed with Skydance delivers immediate value and the potential for continued participation in value creation in a rapidly evolving industry landscape,” he added.

The Skydance transaction is expected to close in the first half of 2025, subject to regulatory approvals and other customary closing conditions.

Centerview Partners LLC serves as financial advisor to the Paramount Special Committee and Cravath, Swaine & Moore LLP serves as legal counsel.

Important Information About the Transactions and Where To Find It
In connection with the proposed transactions involving Paramount, Skydance and NAI (the “Transactions”), Paramount will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include an information statement on Schedule 14C and that will also constitute a prospectus of Paramount. Paramount may also file other documents with the SEC regarding the Transactions.

This document is not a substitute for the information statement/prospectus or registration statement or any other document that Paramount may file with the SEC. INVESTORS AND SECURITY HOLDERS OF PARAMOUNT ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE INFORMATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the information statement/prospectus, and other documents filed with the SEC by Paramount through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Paramount (+1-646-824-5450; jaime.morris@paramount.com).

No Offer or Solicitation
This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements
This communication contains both historical and forward-looking statements, including statements related to our future results, performance and achievements. All statements that are not statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements reflect our current expectations concerning future results and events; generally can be identified by the use of statements that include phrases such as “believe,” “expect,” “anticipate,” “intend,”

“plan,” “foresee,” “likely,” “will,” “may,” “could,” “estimate” or other similar words or phrases; and involve known and unknown risks, uncertainties and other factors that are difficult to predict and which may cause our actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements.

Important risk factors that may cause such a difference include, but are not limited to: (i) that the Transactions may not be completed on anticipated terms and timing (or at all), (ii) that a condition to closing of the Transactions may not be satisfied, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) that the anticipated tax treatment of the Transactions may not be obtained, (iv) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the Transactions, (v) potential litigation relating to the Transactions that could be instituted against Paramount or its directors, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions, including the effect of the Transactions on the Company’s employees, commercial partners, clients and customers, and contractual restrictions while the Transactions are pending, (vii) any negative effects of the announcement, pendency or consummation of the Transactions on the market price of Paramount’s common stock and on Paramount’s or Skydance’s operating results, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the Transactions, (ix) the risks and costs associated with the integration of, and the ability of Paramount and Skydance to integrate, the businesses successfully and to achieve anticipated synergies, (x) the risk that disruptions from the Transactions will harm Paramount’s business, including current plans and operations or by diverting management’s attention Paramount’s ongoing business operations, (xi) the ability of Paramount to retain and hire key personnel and uncertainties arising from leadership changes, (xii) legislative, regulatory and economic developments, (xiii) the other risks described in Paramount’s most recent annual report on Form 10-K and quarterly report on Form 10-Q, and (xiv) management’s response to any of the aforementioned factors. There may be additional risks, uncertainties and factors that we do not currently view as material or that are not necessarily known.

These risks, as well as other risks associated with the Transactions, will be more fully discussed in the information statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the Transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Paramount’s consolidated financial condition, results of operations, credit rating or liquidity. The forward-looking statements included in this communication are made only as of the date of this communication, and we do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by applicable law.

Contact:
Brunswick Group
ParamountSpecialCommittee@brunswickgroup.com
(212) 333 – 3810